UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLICK2LEARN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

18681S106

(CUSIP Number)

V. Holly Albert

Vice President, General Counsel

and Secretary

Docent, Inc.

2444 Charleston Road

Mountain View, CA 94043

(650) 934-9500

Copies to:

Steve L. Camahort

Page Mailliard

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18681S106	Page 2 of 12 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person DOCENT, INC. (I.R.S. Employer Identification Number: 77-0460705)

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization STATE OF DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 2,430,756 (See (1) below) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,430,756 (See (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.13% (See (1) below)

14.	Type of Reporting Person CO

(1)	2,430,756 shares of the Common Stock of Click2learn (defined below) are subject to Voting Agreements between Docent (defined below) and certain stockholders of Click2learn, which provide that signatory stockholders will vote their shares of Click2learn Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below). This information is based solely on information provided by Click2learn. The share numbers and percentages listed are based on information as of October 15, 2003 and include an aggregate of 1,465,380 shares issuable pursuant to options that are exercisable within 60 days of October 15, 2003. Docent does not have any rights as a stockholder of Click2learn pursuant to these Voting Agreements, including any right to dispose of or direct the disposition of the shares of Click2learn Common Stock that are subject to these Voting Agreements. Accordingly, Docent expressly disclaims beneficial ownership of any of the shares of Click2learn Common Stock covered by each Voting Agreement.

CUSIP No. 18681S106	Page 3 of 12 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Docent, Inc. that it is the beneficial owner of any of the Common Stock subject to the Voting Agreements referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed except to its pecuniary interest.

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share, of Click2learn, Inc. (“Click2learn” or “Issuer”). The principal executive offices of Click2learn are located at 110-110th Avenue NE, Bellevue, Washington 98004.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The name of the corporation filing this statement is Docent, Inc., a Delaware corporation (“Docent”).

(b) The address of the principal executive offices of Docent is 2444 Charleston Road, Mountain View, California 94043.

(c) Docent’s principal business is to provide integrated software applications, services, and content proven to drive business performance through learning. Docent’s solutions are helping hundreds of corporations and government agencies around the world achieve measurable improvement in business results in vital areas such as sales readiness and new product launch, customer education and sales channel effectiveness, certification and regulatory compliance, Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) system rollout training, and organizational development and corporate university education. Docent’s core offering, Docent Enterprise™, is an integrated suite of software applications that provide the ability to manage performance by aligning individual objectives with the broader goals of the organization, identify essential skills and competencies, and prescribe and deliver recommended learning activities. Docent’s software provides capabilities that allow organizations to create, manage, and deliver online learning content in addition to leveraging content created by third party providers. Individuals can collaboratively share content over the Web, and communicate in real-time in virtual classrooms or online meetings. Most importantly, organizations can report, measure and analyze the impact of training on desired business results in order to effectively target learning activities.

(d) Neither Docent, nor to Docent’s best knowledge, any person named on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Docent, nor to Docent’s best knowledge, any person named on Schedule A hereto, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 18681S106	Page 4 of 12 Pages

(f) With the exception of David Crussell who is a citizen of the United Kingdom, to Docent’s knowledge, each person listed on Schedule A is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Docent’s directors and executive officers, as of the date hereof.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to an Agreement and Plan of Reorganization dated as of October 20, 2003 (the “Merger Agreement”), among Docent, Click2learn, Hockey Merger Corporation, a Delaware corporation (“Newco”), Docent Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Newco (“Docent Merger Sub”), and Click2learn Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Newco (“Click2learn Merger Sub”), and subject to the conditions set forth therein, Docent Merger Sub will merge with and into Docent (the “Docent Merger”) and Click2learn Merger Sub will merge with and into Click2learn (the “Click2learn Merger” and, together with the Docent Merger, the “Mergers”), so that Docent and Click2learn each become wholly-owned subsidiaries of Newco. Once the Mergers are consummated, Docent Merger Sub and Click2learn Merger Sub will each cease to exist as corporations and all of the business, assets, liabilities and obligations of those subsidiaries will be merged into Docent and Click2learn, respectively, with Docent and Click2learn remaining as the surviving corporations. Each holder of the outstanding Common Stock of Docent will receive, in exchange for each share of the Common Stock of Docent held by such holder, 0.9525 shares of the Common Stock of Newco. Each holder of the outstanding Common Stock of Click2learn will receive, in exchange for each share of the Common Stock of Click2learn held by such holder, 0.4144 shares of the Common Stock of Newco.

In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, certain stockholders of Click2learn (collectively, the “Stockholders”) entered into individual agreements with Docent (collectively the “Voting Agreements”) whereby each such Stockholder agreed to vote all of the shares of the Common Stock of Click2learn beneficially owned by such stockholder in favor of approval and adoption of the Merger Agreement and approval of the Click2learn Merger and certain related matters. Docent did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, certain Docent stockholders, including executive officers and members of the board of directors of Docent, entered into reciprocal voting agreements with Click2learn whereby each such stockholder agreed to vote all of the shares of the Common Stock of Click2learn beneficially owned by such stockholder in favor of approval and adoption of the Merger Agreement and approval of the Docent Merger and certain related matters.

References to, and descriptions of, the Merger Agreement, the Mergers and the Voting Agreement in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits A and B, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

CUSIP No. 18681S106	Page 5 of 12 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

(a) – (b)

The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

As described in Item 3 above, this statement relates to the Merger of two wholly-owned subsidiaries of Newco (the “Merger Subs”), with and into Click2learn and Docent, respectively, in two statutory mergers pursuant to the applicable provisions of Delaware law. At the effective time of the Merger, the separate existence of Merger Subs will cease and Click2learn and Docent will continue as wholly-owned subsidiaries of Newco. Each holder of outstanding Docent Common Stock will receive, in exchange for each share of Docent Common Stock held by such holder .9525 shares of Newco Common Stock. Each holder of outstanding Click2learn Common Stock will receive, in exchange for each share of Click2learn Common Stock held by such holder .4144 shares of Newco Common Stock. Newco will assume each outstanding option to purchase Click2learn Common Stock and Docent Common Stock under Click2learn’s and Docent’s stock option plans. Furthermore, all rights to purchase shares of Click2learn Common stock under Click2learn’s Employee Stock Purchase Plan shall be converted into rights to purchase shares of Newco Common Stock and shall be assumed by Newco. It is also expected that the shares of the Common Stock of each of Click2learn and Docent will become eligible for termination of registration pursuant to the Act and delisted from The Nasdaq National Market.

The Mergers are subject to customary closing conditions, including the adoption of the Merger Agreement by both Docent’s stockholders and Click2learn’s stockholders, the receipt of any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

As an inducement for Click2learn to enter the Merger Agreement, the Stockholders have agreed, pursuant to the Voting Agreements, among other things, to vote all shares of the Common Stock of Click2learn (plus all options, warrants and other rights to acquire shares of the Common Stock of Click2learn) beneficially owned by the Stockholders (collectively, the “Click2learn Shares”) at every Click2learn stockholders meeting and every written consent in lieu of such a meeting in favor of the approval and adoption of the Merger Agreement, the Click2learn Merger and any other action required in furtherance thereof. The Voting Agreements terminate upon the earlier to occur of the completion of the Mergers or the termination of the Merger Agreement.

Docent does not have any right to dispose of (or direct the disposition of) of the Click2learn Shares. Accordingly, Docent expressly disclaims beneficial ownership of the Click2learn Shares.

References to, and descriptions of, the Merger Agreement, the Mergers and the Voting Agreements in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits A and B, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

CUSIP No. 18681S106	Page 6 of 12 Pages

(c) Not applicable.

(d) Upon consummation of the Click2learn Merger, (i) the directors of Click2learn shall be the Chief Executive Officers of each of Docent and Click2learn, and (ii) the officers of Click2learn shall be determined by the directors of Click2learn.

(e) Upon consummation of the Merger: (i) each of the then outstanding shares of Click2learn Common Stock shall be converted into 0.4144 shares of Newco Common Stock, (ii) each of the then outstanding options to purchase shares of Click2learn Common Stock will, by virtue of the Merger, and without any further action on the part of any holder, be assumed by Newco and converted into an option to purchase shares of Newco Common Stock, (iii) each of the then outstanding rights to purchase shares of Click2learn Common Stock under the Click2learn Employee Stock Purchase Plan will, by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase shares of Newco Common Stock, and (iv) each share of Click2learn Common Stock held in the treasury of Click2learn or any of which are owned by Newco, Docent, or any direct or indirect wholly owned subsidiary of Click2learn, Docent or Newco, shall be canceled and extinguished without any conversion thereof.

(f) See Item 4(a)-(b) above.

(g) Upon consummation of the Click2learn Merger, the Certificate of Incorporation of Click2learn shall, by virtue of the Click2learn Merger, and without any further action on the part Click2learn or Click2learn Merger Sub, be amended and restated in its entirety to read the same as the Certificate of Incorporation of Click2learn Merger Sub as in effect immediately prior to the consummation of the Click2learn Merger; provided, however, that the name of the corporation shall be “Click2learn, Inc.” Upon consummation of the Merger, the Bylaws of Click2learn Merger Sub, as in effect immediately prior to the Click2learn Merger, shall be the Bylaws of Click2learn until thereafter amended. Following the consummation of the Click2learn Merger, Click2learn will be 100% owned by Newco.

(h) – (i) If the Merger is consummated as planned, Click2learn Common Stock will be exchanged for Newco Common Stock. Accordingly, Click2learn Common Stock will be eligible for termination of registration pursuant to the Act and delisted from The Nasdaq National Market.

(j) Other than described above, Docent currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D (although Docent reserves the right to develop such plans).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)

The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

The number of shares of the Common Stock of Click2learn covered by the Voting Agreements is 2,430,756 (representing approximately 7.13% of the issued and outstanding shares of the Common Stock of Click2learn as of October 15, 2003 including an aggregate of 1,465,380 shares issuable pursuant to options that are exercisable within sixty days of October 15, 2003).

CUSIP No. 18681S106	Page 7 of 12 Pages

By virtue of the Voting Agreements, Docent may be deemed to share with the Stockholders the power to vote the shares of the Common Stock of Click2learn subject to the Voting Agreement. However, Docent is not entitled to any rights as a stockholder of Click2learn as to such shares and expressly disclaims any beneficial ownership of such shares.

To Docent’s knowledge, no person listed on Schedule A has an ownership interest in Click2learn.

Set forth on Schedule B are the names of the Stockholders that have entered into the Voting Agreements, and, to Docent’s knowledge, their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

(c) To Docent’s knowledge as of the date hereof, there have been no transactions in the shares of the Common Stock of Click2learn effected during the past 60 days by Docent, nor to Docent’s knowledge, by any subsidiary or affiliate of Docent or any of Docent’s executive officers or directors.

(d) No person is known by Docent to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Click2learn subject to the Voting Agreement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, in incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

Copies of the Merger Agreement and the Voting Agreement are included as Exhibits A and B, respectively, to this Schedule 13D. To Docent’s knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such person and any person, with respect to any securities of Click2learn.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

The	following documents are filed as exhibits:

A.	Agreement and Plan of Reorganization, dated as of October 20, 2003, by and among Docent, Inc., Click2learn, Inc., Hockey Merger Corporation, Docent Acquisition Corporation and Click2learn Acquisition Corporation. (filed as Exhibit 2.1 to Docent’s Current Report on Form 8-K dated October 21, 2003 and incorporated herein by reference).

B.	Form of Voting Agreement, dated as of October 20, 2003, between Docent, Inc. and certain stockholders of Click2learn, Inc. (filed as Exhibit 99.2 to Docent’s Current Report on Form 8-K dated October 21, 2003 and incorporated herein by reference).

CUSIP No. 18681S106	Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2003

DOCENT, INC.

By:	/s/ V. HOLLY ALBERT

Name:	V. Holly Albert
Title:	Vice President, General Counsel and Secretary

Page 9 of 12 Pages

Schedule A

Directors and Executive Officers of DOCENT, Inc.

The following table sets forth the name, business address and principal occupation or employment of each director and executive officer of Docent, Inc. Except as indicated below, the business address of each is c/o Docent, Inc., 2444 Charleston Road, Mountain View, California 94043.

Name of Director	Title and Present Principle Occupation
Jack L. Acosta	Director of Docent, Inc.
R. Andrew Eckert	Director, President and Chief Executive Officer of Docent, Inc.
Donald E. Fowler	Director of Docent, Inc.
Kevin G. Hall	Director of Docent, Inc.
Ali R. Kutay	Director of Docent, Inc.
David Mandelkern	Director, Executive Vice President and Chief Technology Officer of Docent, Inc.

Name of Executive Officers	Title and Present Principle Occupation
R. Andrew Eckert	Director, President and Chief Executive Officer
Neil J. Laird	Senior Vice President and Chief Financial Officer
David Mandelkern	Director, Executive Vice President and Chief Technology Officer
David Crussell	Senior Vice President, Worldwide Operations
V. Holly Albert	Vice President, General Counsel, and Secretary
Sanjay P. Dholakia	Vice President, Marketing and Business Development

Page 10 of 12 Pages

Schedule B

STOCKHOLDERS PARTY TO A VOTING AGREEMENT WITH CLICK2LEARN, INC.

The following table sets forth the name and of each Click2learn stockholder that entered into a Voting Agreement with Docent in connection with the Merger Agreement, and the aggregate number of shares of Click2learn Common Stock beneficially held by each such Stockholder as of October 15, 2003. Except as otherwise indicated, the address of each such person is c/o Click2learn, Inc., 110-110th Avenue NE, Suite 700, Bellevue, WA 98004. To Docent’s knowledge, each of the individuals identified below is a citizen of the United States.

Stockholder Party to a Voting Agreement	Principal Occupation	Shares of Click2learn Beneficially Owned
Kevin M. Oakes	Chairman of the Board, Chief Executive Officer and President, Click2learn, Inc.	975,021(1)
Sudheer Koneru	Chief Operating Officer	234,629(2)
Srinivasan Chandrasekar	Executive Vice President, Products and Strategy, Click2learn, Inc., Click2learn, Inc.	186,524(3)
John D. Atherly	Vice President, Finance and Administration and Chief Financial Officer, Click2learn, Inc.	236,900(4)
Bert Kolde	Director, Click2learn, Inc., Senior Vice President, Digeo, Inc.	123,750(5)
Ronald S. Posner	Director, Click2learn, Inc.	80,000(6)
Sally Narodick	Director, Click2learn, Inc.	64,790(7)
Vijay Vashee	Director, Click2learn, Inc.	47,818(8)
Edward Harris	Director, Click2learn, Inc.	29,250(9)
John Cone	Director, Click2learn, Inc.	13,750(10)
Jonathon Morgan	Director, Click2learn, Inc.; Director, President and Chief Executive Officer, First Virtual Communications	6,111(11)
Steven Esau	Senior Vice President, General Counsel and Secretary	187,680(12)
Richard P. Collins	Vice President, Business Development	84,404(13)
Ray Pitts	Vice President, Professional Services	2,000
James Federico	Senior Vice President, Technology	133,129(14)
Gary Millrood	Executive Vice President of Worldwide Sales and Alliances	25,000(15)

CUSIP No. 18681S106	Page 11 of 12 Pages

(1)	Based solely on information provided by Click2learn and includes 386,666 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(2)	Based solely on information provided by Click2learn and includes 64,684 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003, and 169,981 shares held of record by his spouse.

(3)	Based solely on information provided by Click2learn and includes 72,944 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003, and 73,448 shares held of record by his spouse.

(4)	Based solely on information provided by Click2learn and includes 225,951 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(5)	Based solely on information provided by Click2learn and includes 123,750 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(6)	Based solely on information provided by Click2learn and includes 60,000 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003, and 20,000 shares held of record by PS Capital LLC. Mr. Posner is a principal of PS Capital LLC and may be deemed to have shared voting and investment power with respect to such shares. Mr. Posner disclaims beneficial ownership of shares held by PS Capital LLC except to the extent of his pecuniary interest therein.

(7)	Based solely on information provided by Click2learn and includes 64,790 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(8)	Based solely on information provided by Click2learn and includes 21,249 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(9)	Based solely on information provided by Click2learn and includes 26,250 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(10)	Based solely on information provided by Click2learn and includes 13,750 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(11)	Based solely on information provided by Click2learn and includes 6,111 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(12)	Based solely on information provided by Click2learn and includes 185,468 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

CUSIP No. 18681S106	Page 12 of 12 Pages

(13)	Based solely on information provided by Click2learn and includes 82,031 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(14)	Based solely on information provided by Click2learn and includes 106,722 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(15)	Based solely on information provided by Click2learn and includes 25,000 shares of Click2learn Common Stock issuable upon the exercise of options to purchase Click2learn Common Stock which are exercisable or will become exercisable within 60 days of October 15, 2003.